

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

April 27, 2010

Via U.S. Mail and facsimile

Sheila K. Taylor
Executive Vice President and Chief Financial Officer
YRC Worldwide Inc.
10990 Roe Avenue
Oakland Park, KS 66211

> **Re: YRC Worldwide Inc.**
> **Amendment No. 1 to Form S-3**
> **Filed March 23, 2010**
> **File No. 333-164877**

Dear Ms. Taylor:

We have reviewed your response to the comments in our letter dated April 16, 2010 and have the following additional comments.

General

1.   Confirm to us that the opinions will be filed on the date of effectiveness or delete the phrase "as in effect on the date hereof" from Exhibits 5.2, 5.3, 5.4, 5.5 and 5.6.

Exhibit 5.1

2.   We note your response to our prior comment 6; however please revise to state that your opinion is based on the laws of the State of Illinois or confirm to us that the Illinois Business Corporation Act of 1983 includes the applicable statutory provisions, the rules and regulations underlying those provisions, and applicable judicial and regulatory determinations of the state of Illinois.

Exhibit 5.2

3.   Please delete all references to the *Legal Opinion Accord* (1991) of the Section
       of Business Law of the American Bar Association. Instead, revise to include
       all assumptions you made in rendering your opinion.

Exhibit 5.4

4.   With respect to sentence (vi) on page 2, please limit this to federal regulatory
       agencies or delete. Similarly revise sentence (v) in Exhibits 5.5 and 5.6.

Exhibit 5.5

5.   Please delete sentence (C) on page 3 here and in Exhibit 5.6.

* * * * *

        As appropriate, please amend your filing and respond to these comments within
ten business days or tell us when you will provide us with a response. You may wish to
provide us with marked copies of the amendment to expedite our review. Please furnish
a cover letter with your amendment that keys your responses to our comments and
provides any requested information. Detailed cover letters greatly facilitate our review.
Please understand that we may have additional comments after reviewing your
amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filing to be certain that the filing includes all information required under
the Securities Exchange Act of 1934 and that they have provided all information
investors require for an informed investment decision. Since the company and its
management are in possession of all facts relating to a company's disclosure, they are
responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a
statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the
  disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do
  not foreclose the Commission from taking any action with respect to the
  filing; and

- the company may not assert staff comments as a defense in any
  proceeding initiated by the Commission or any person under the federal

securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Michelle Lacko at (202) 551-3240 or me at (202) 551-3412 with any other questions.

Regards,

Amanda Ravitz
Branch Chief - Legal

cc: Dennis M. Myers
        Fax: (312) 862-2200